SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

                  Entergy New Orleans, Inc.
                    1600 Perdido Building
                New Orleans, Louisiana  70112


     This certificate is notice that the above named company (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6(a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             First Mortgage Bonds.

      2.     Issue, renewal or guaranty:
             Issue.

      3.     Principal amount of each security:
             $30,000,000.

      4.     Rate of interest per annum of each
             security:
             6.65% per annum.

      5.     Date of issue, renewal or guaranty
             of each security:
             Dated and issued on February 23,
             2001.

      6.     If renewal of security, give date of
             original issue:
             Not applicable.

      7.     Date of maturity of each security:
             March 1, 2004.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Cede & Co.

      9.     Collateral given with each security,
             if any:
             A first mortgage lien on all of the
             existing and after- acquired
             properties of the Company, subject
             to certain exceptions.

     10.     Consideration received for each
             security:
             $1,000 or integral multiples
             thereof.

     11.     Application of proceeds of each
             security:
             The net proceeds from the issuance
             and sale of the securities together
             with other funds of the Company will
             be used for the general business and
             corporate purposes of the Company.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6(a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6(b):
             b. the provisions contained in the
                fourth sentence of Section 6(b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:  X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6(a) by virtue of the first
             sentence of Section 6(b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.


     14.     If the security or securities are
             exempt from the provisions of
             Section 6(a) because of the fourth
             sentence of Section 6(b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6(a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52.



                            ENTERGY NEW ORLEANS, INC.


                            BY : /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date:  March 1, 2001